100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

June 11, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Hugh West
Branch Chief

	Re:	Virtus Investment Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 24, 2014 Form 8-K Filed April 30, 2014 File No. 001-10994

Ladies and Gentlemen:

Virtus Investment Partners, Inc., a Delaware corporation (the “Company”), hereby acknowledges receipt of your letter (the “Comment Letter”) dated May 30, 2014 from Mr. Hugh West, Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed February 24, 2014, and Form 8-K filed April 30, 2014.

The Comment Letter requests that the Company either respond to the comments by Friday, June 13, 2014 or tell the Staff the date by when the Company will provide its response. Based on a telephone conversation that we had with Michelle Miller on June 10, 2014, we hereby respectfully request an extension for the Company’s response until June 27, 2014 to ensure that we will be able to give optimal attention to the Company’s response to the Comment Letter.

100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

June 11, 2014

If you have any questions regarding this letter, kindly contact the undersigned at (860) 263-4710. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Executive Vice President and
Chief Financial Officer

cc:	Hugh West, Branch Chief
Michelle Miller, Staff Accountant
Rebekah Lindsey, Staff Accountant